ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

November 29, 2011

Via EDGAR

Mr. H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Halliburton Company
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 17, 2011
File No. 001-03492

Dear Mr. Schwall:

On behalf of Halliburton Company (“Halliburton”), we are transmitting a memorandum of Halliburton responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by

e-mail on November 16, 2011.

Please contact the undersigned at the address listed above or telephone the undersigned (713.229.1856) or Andrew M. Baker (214.953.6735) of the firm Baker Botts L.L.P., counsel to Halliburton, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By: /s/ Eric C. Swanson

        Eric C. Swanson

Enclosures

cc:	Mr. Mark A. McCollum (Halliburton Company)
3000 North Sam Houston Parkway East
Houston, Texas 77032
Telephone: 281.871.2699

November 29, 2011

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Halliburton Company

RE:	Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 17, 2011
File No. 001-03492
Response to Staff Comments dated November 16, 2011

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by e-mail on November 16, 2011 relating to Halliburton Company’s (“us,” “we,” or “our”) Form 10-K for the fiscal year ended December 31, 2010 filed with the Commission on February 17, 2011 (the “Form 10-K”).

For your convenience, our responses are prefaced by the corresponding Staff comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 6

1.	We note your responses to comments 2 and 3 from our letter dated July 20, 2011 as well as your risk factor discussion at page 7 under “Certain matters relating to the Macondo well… and similar catastrophic events…” and page 15 under “The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on…the hydraulic fracturing process….” In light of the information you have provided in response to comment 2 regarding your procedures and historical experience with your hydraulic fracturing operations and comment 3 regarding your potential liability, please confirm that you believe your current risk factor disclosure addresses all your material risks and that there are no material operational and financial risks stemming from your fracking operations that require disclosure hereunder.

Response: We confirm that we believe our current risk factor disclosure, including the disclosure in our Form 10-Q for the quarter ended September 30, 2011, addresses all of our material risks stemming from our hydraulic fracturing operations and that there are no material operational or financial risks stemming from those operations that require additional disclosure.

2.	If you believe that there are no specific material operational and financial risks stemming from your hydraulic fracturing operations, please consider disclosing the information from prior comments 2 and 3 to provide context for the absence of any such risk factor disclosure addressing the operational and financial risks stemming from your hydraulic fracturing operations, and to better explain your role in the hydraulic fracturing process. In this regard, we note that at present, your business discussion only lists in a summary fashion the services you provide under your two segments.

Response: Beginning with our Form 10-K for the fiscal year ending December 31, 2011, we will disclose certain information from our responses to your prior comments 2 and 3 to (i) provide context for our risk factor disclosure relating to our hydraulic fracturing operations and (ii) further explain our role in the hydraulic fracturing process.

Acknowledgements

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Eric C. Swanson or Andrew M. Baker of Baker Botts L.L.P. at (713) 229-1856 or (214) 953-6735, respectively, if you have any questions.